UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2013

ALON BLUE SQUARE ISRAEL LTD.

(translation of registrant’s name into English)

France Building, Europark, P.O. Box 10, Yakum 60972, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Alon Blue Square Israel Ltd. (the "Company") reported today that the Company's shareholders agreed today to adjourn the Company's Special General Meeting (the "Meeting") and to reschedule the Meeting to September 30, 2013 at 10:30 a.m., Israel time, at the Company's offices at Europark Yakum, France Building, Yakum, Israel. The record date and purposes of the Meeting remain unchanged.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON BLUE SQUARE ISRAEL LTD.

/s/ Ortal Klein

Ortal Klein, Adv.
September 9, 2013	Corporate Secretary